FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
January 30, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: *4, Marksistskaya Str., Moscow, 109147, Russian Federation*
Issuer's code: *04715-A*

Date of occurrence of the fact (event, action): *29.12.2001*
Code of the fact (event, action): *1304715A29122001*

Date of the Board of Directors meeting where a resolution on entering into transactions involving interest was adopted: 20.12.2001

Quorum of the meeting: six members of the Board of Directors are present. Quorum is achieved.

Full wording of the adopted resolutions according to the Protocol of the Board of Directors meeting:

Miscellaneous

Hearing: A. N. Buyanov about conclusion of guarantee agreements with ZAO Dresdner Bank and ZAO International Moscow Bank, such transactions being deals with interest.

Resolution:

1. *Conclude a guarantee agreement between MTS OJSC and ZAO Dresdner Bank. In accordance with the said agreement MTS OJSC warrants and undertakes the responsibility for fulfilment of UDN-900 CJSC's obligations under the loan agreement with ZAO Dresdner Bank on the following terms and conditions: total credit – up to USD 6 million; interest rate – up to LIBOR + 3.3 % annual interest; period – up to 2 years.*
2. *Conclude a guarantee agreement between MTS OJSC and ZAO International Moscow Bank. In accordance with the said agreement MTS OJSC warrants and undertakes the responsibility for fulfilment of SCC-900 CJSC's obligations under the loan agreement with ZAO International Moscow Bank on the following terms and conditions: total credit – up to USD 5 million; interest rate – up to LIBOR + 3.6 % annual interest; period – up to 1 year.*

Voting:

IN FAVOUR:	*R. Hennicke, A. P. Vronets, M. Guenther, A. L. Leyviman, M. A. Smirnov, G. Taufmann*
AGAINST:	*None*
ABSTAINED:	*None*

RESOLUTION IS APPROVED UNANIMOUSLY.

Vice-president for Investments & Securities *A. N. Buyanov*

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: *04715-A*

Date of occurrence of the fact (event, action): ***03.01.2002***
Code of the fact (event, action): ***0704715A03012002***

Full company name of the counterpart: Southern Telecommunications Company Open Joint Stock Company

Place of business of the counterpart: 66, Karasunskaya Str., Krasnodar, 350000

Postal address of the counterpart: 66, Karasunskaya Str., Krasnodar, 350000

Date of the transaction: 03.01.2002

Description of the transaction: Securities purchase agreement

Vice-president for Investments & Securities — *A. N. Buyanov*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ___________*___________
Name: Mikhail Smirnov
Title: President

Date: **January 30, 2002**

* By: ______________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities